THE CHARTWELL FUNDS

FORM OF

EXPENSE LIMITATION AGREEMENT

THIS EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of [__________], 2017, by and between THE CHARTWELL FUNDS, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Appendix A, as amended from time to time (each a “Fund”), and the investment adviser of the Funds, CHARTWELL INVESTMENT PARTNERS, LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to each Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated [________], 2017 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses of such Fund pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Operating Expenses (as defined in Paragraph 2 herein) of each Fund (or as applicable each class of each Fund set forth in Appendix A (each a “Class”)), pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.	Limit on Operating Expenses.

a.
The Adviser hereby agrees to limit current Operating Expenses of each Fund (or as applicable each Class of each Fund), to an annual rate, expressed as a percentage of average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) with respect to the Fund (or Class, as applicable). In the event that the current Operating Expenses for a Fund (or Class, as applicable), as accrued each month, exceed the Annual Limit, the Adviser will pay to the Fund (for the benefit of such Class, as applicable) on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Such payment may include waiving all or a portion of the Adviser’s investment advisory fee.

2.	Definition. For purposes of this Agreement, with respect to each Fund (and each Class of shares thereof):

a.
The term “Operating Expenses” is defined to include all expenses necessary or appropriate for the operation of the Fund (or Class, as applicable), including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, but does not include taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation expenses.

3.
Reimbursement of Fees and Expenses. With respect to the Berwyn Fund, Berwyn Income Fund and Chartwell Mid Cap Value Fund, after April 29, 2018, any payments to a Fund by the Advisor (with respect to a Class, as applicable) (each a “Subsidy”) pursuant to this Agreement are subject to reimbursement by the Fund (or Class, as applicable) to the Advisor for a period ending three (3) years after the date of the Subsidy, if so requested by the Advisor. With respect to the Chartwell Short Duration High Yield Fund, Chartwell Small Cap Value Fund and Chartwell Small Cap Growth Fund, any Subsidy pursuant to this Agreement is subject to reimbursement by the Fund (or Class, as applicable) to the Advisor for a period ending three (3) years after the date of the Subsidy, if so requested by the Advisor. The reimbursement may be paid by the Fund (or Class, as applicable) if the aggregate amount of the Fund’s (or Class’) Operating Expenses, taking into account the reimbursement, does not exceed the Annual Limit in place at the time of the Subsidy or the current limitation on the Fund’s (or Class’) Operating Expenses, if less. In no case will the reimbursement amount exceed the total amount of Subsidies made by the Advisor with respect to a Fund (or Class, as applicable) pursuant to this Agreement and no reimbursement will include any amounts previously reimbursed. No reimbursement may be paid prior to the Fund’s payment of current Operating Expenses. Notwithstanding anything to the contrary herein, the provisions of this Paragraph 3 shall survive the termination of this Agreement, provided that the Investment Advisory Agreement has not been terminated. In such event, the Annual Limits for purposes of this Paragraph 3 shall continue to be the amounts listed in Appendix A.

4.
Term. This Agreement shall become effective with respect to each Fund (or Class, as applicable), on the date specified in Appendix A (the “Effective Date”) and shall remain in effect for a period of two years as to such Fund (or Class). Thereafter, unless terminated as provided in Paragraph 5 of this Agreement, this Agreement shall automatically renew for each Fund for an additional one year period.

5.
Termination. This Agreement may be terminated at any time with respect to any Fund or Class, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may be terminated by the Adviser with respect to any Fund or Class, effective at the end of its then current term, without payment of any penalty upon at least sixty (60) days’ written notice, subject to the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate with respect to any Fund listed in Appendix A if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.
Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.
Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

THE CHARTWELL FUNDS	CHARTWELL INVESTMENT PARTNERS, LLP
By:	By:
Name:	Name:
Title:	Title:

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Appendix A

Fund (and Class, as applicable)	Annual Operating Expense Limit	Effective Date
Berwyn Fund	1.22%
Berwyn Income Fund	0.64%
Chartwell Mid Cap Value Fund	1.15%
Chartwell Short Duration High Yield Fund	0.65%
Chartwell Small Cap Value Fund	1.05%
Chartwell Small Cap Growth Fund	1.25%

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